UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
	For Period Ended:	October 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CopyTele, Inc.
Full Name of Registrant

Former Name if Applicable

900 Walt Whitman Road
Address of Principal Executive Office (Street and Number)

Melville, New York 11747
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of October 31, 2010, the Company’s cash, cash equivalents and investments in U.S. government securities were approximately $1,094,000, as compared to approximately $2,201,000 at October 31, 2009.  The Company believes that its existing cash, cash equivalents, and investments in U.S. government securities together with cash flows from operations, including license fees and royalties from Videocon Industries Limited, and other potential sources of cash flows, will be sufficient to enable the Company to continue its marketing, production, and research and development activities for at least 12 months.  In order to improve our current cash flow position in the event that certain of the expected sources of cash flow do not materialize, the Company has been considering the sale of certain investment securities and various other financing alternatives.  The Company is presently in the process of implementing these financing alternatives.

As a result of the time and effort the Company has devoted to evaluating various financing alternatives discussed above, the Company has not yet completed the disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended October 31, 2010 (“Form 10-K”).  Therefore, the Company is not able to file its Form 10-K within the prescribed time period without unreasonable effort and expense.  The Company expects to file its Form 10-K on or before February 15, 2011.

Furthermore, the Company has been notified by KPMG LLP (“KPMG”), its independent registered public accounting firm, that if the Company is unable to successfully implement certain financing alternatives prior to filing our Form 10-K for the fiscal year ended October 31, 2010,  KPMG’s auditors’ report will include a going concern uncertainty paragraph.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Denis A. Krusos Chairman of the Board and Chief Executive Officer	(631)	549-5900
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that the following results of operations for fiscal year 2010.  Net revenue decreased by approximately $325,000 in fiscal year 2010, to approximately $731,000, as compared to approximately $1,056,000 in fiscal year 2009.  Total cost of revenue and operating expenses decreased by approximately $2,397,000 in fiscal year 2010 to approximately $5,979,000 as compared to approximately $8,376,000 in fiscal year 2009.  Loss from operations decreased by approximately $2,072,000 in fiscal year 2010 to approximately $5,248,000 as compared to approximately $7,320,000 in fiscal year 2009.  There was no impairment in value of available for sale securities in fiscal year 2010 as compared to approximately $9,219,000 in fiscal year 2009.  As a result, the net loss decreased by approximately $11,314,000 in fiscal year 2010 to approximately $5,175,000 as compared to approximately $16,489,000 in fiscal year 2009.

The financial information set forth above is unaudited and remains subject to completion of the audit, as described in Part III above.

Cautionary Statement for Purposes of the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995
Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements we make. We may, from time to time, make written or verbal forward-looking statements. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “guidance,” “forecast,” “plan,” “outlook” and similar expressions in filings with the Securities and Exchange Commission (“SEC”), in this notification, identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and are intended to come within the safe harbor protection provided by those sections, including statements regarding the ability to obtain amendments under our debt agreements or to obtain additional funding in the future.  The forward-looking statements are based upon management’s current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We caution you not to place undue reliance on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CopyTele, Inc.
(Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 31, 2011	By:	/s/ Denis A. Krusos Chairman of the Board and Chief Executive Officer